Exhibit 99.1

IM Cannabis Reports Record Preliminary Fourth Quarter
and Full Year 2021 Financial Results

Q4 2021 revenues expected to be at least $20 million, an increase of at least 308%
year-over-year and at least 37% sequentially

Full Year 2021 revenues expected to increase at least 240% year-over-year to at least $54 million

Toronto, Canada and Glil Yam, Israel – March 10, 2022 – IM Cannabis Corp. (the “Company”, “IM Cannabis”, or “IMC”) (CSE: IMCC) (NASDAQ: IMCC), a leading medical and adult-use recreational cannabis company with operations in Israel, Canada, and Germany, provided preliminary unaudited financial results for the three months and fiscal year ended December 31, 2021. All amounts are reported in Canadian dollars unless otherwise stated.

Preliminary Q4 and Full Year 2021 Financial & Operational Highlights:

•	Preliminary revenues for Q4 2021 were at least $20 million, representing an approximate increase of at least 37% from Q3 2021 and at least 308% compared to the same prior-year period.
•
Preliminary gross margin before fair value adjustment was at least 18% in Q4 2021, temporarily impacted by modest investments in the German market and impact of COVID-19 restrictions in Canada that disrupted labour and supply chains.

•
Preliminary revenues for fiscal year 2021 were at least $54 million, representing an approximate increase of at least 240% from fiscal year 2020. Preliminary gross margin before fair value adjustment was at least 22% in fiscal year 2021.

•
Focus Medical Herbs Ltd. (“Focus Medical”) successfully imported approximately 399 kilograms of premium, indoor-grown, Canadian dried cannabis following approval from the Ministry of Agriculture to import to the Israeli market in Q4 2021.  Subsequent to Q4 2021, the WAGNERS brand was launched in Israel.

•	In Q4 2021, the Company announced the anticipated 2022 launch of WAGNERS brand in the rapidly evolving German medical cannabis market.
•
Signed a definitive agreement in Q4 2021 to acquire Oranim, Jerusalem’s leading medical cannabis pharmacy, positioning IMC as one of the largest retailers of medical cannabis in Israel. The acquisition of Oranim is conditional upon receipt of all requisite approvals, including regulatory approval from the Israeli Medical Cannabis Agency. The closing of the Oranim acquisition is expected by the end of Q2 2022.

Management Commentary

“We built significant momentum across our operating platform in 2021, as evidenced by our annual revenues growth of at least 240% to a record of at least $54 million,” said Oren Shuster, Chief Executive Officer of IMC. “In Israel, we have become among the largest distributors of medical cannabis and are well positioned to capture market growth today and in the future with the potential for recreational legalization. We continue to capture meaningful market share in the premium segment in Canada driven by our staunch focus on cultivation excellence and increasing brand recognition of WAGNERS and Highland Grow. Importantly, our execution with our recreational and medical operations in Canada and Israel and our global distribution expertise provides us with the blueprint to effectively capitalize on the substantial German market opportunity as it liberalizes its cannabis laws.”

“As we move through 2022, we remain focused on realizing synergies across our supply chain while scaling operations in the three largest federally legal markets where we currently operate, which makes IMC uniquely positioned to emerge as the leading purveyor of premium cannabis on a global scale. I look forward to providing further updates to the market during our upcoming earnings call later this month,” concluded Shuster.

The information provided within this release should be read in conjunction with the Company’s audited consolidated financial statements for the year and three months ended December 31, 2021 (the “Audited Financial Statements”), and the accompanying management’s discussion and analysis for the year and three months ended December 31, 2021, which will be filed on the Company’s SEDAR profile at www.sedar.com.

About IM Cannabis Corp.

IM Cannabis (NASDAQ: IMCC) (CSE: IMCC) is a leading international cannabis company providing premium products to medical patients and adult-use recreational consumers. IM Cannabis is one of the very few companies with operations in Israel, Germany, and Canada, the three largest federally legal markets. The ecosystem created through its international operations leverages the Company's unique data-driven perspective and product supply chain globally. With its commitment to responsible growth and financial prudence, and the ability to operate within the strictest regulatory environments, the Company has quickly become one of the leading cultivators and distributors of high-quality cannabis globally.

The IM Cannabis ecosystem operates in Israel through its commercial relationship with Focus Medical, which cultivates, imports, and distributes cannabis to medical patients, leveraging years of proprietary data and patient insights. The Company also operates medical cannabis retail pharmacies, online platforms, distribution centres and logistical hubs in Israel that enable the safe delivery and quality control of IM Cannabis products throughout the entire value chain. In Germany, the IM Cannabis ecosystem operates through Adjupharm GmbH (“Adjupharm”), where it also distributes cannabis to pharmacies for medical cannabis patients. In Canada, IM Cannabis operates through Trichome Financial Corp. (“Trichome”) and its subsidiaries Trichome JWC Acquisition Corp. (“TJAC”) and MYM Nutraceuticals Inc. (“MYM”), where it cultivates and processes cannabis for the adult-use market at its Ontario, Nova Scotia, and Quebec facilities under the WAGNERS and Highland Grow brands. For more information, please visit www.imcannabis.com.

Disclaimer Regarding Financial Information

The financial information presented in this press release is based on preliminary, unaudited financial statements prepared by management, for the fourth quarter and fiscal year ended December 31, 2021. Accordingly, such financial information may be subject to change. While the Company does not expect there to be any material changes to the financial information presented in this press release, to the extent that it is inconsistent with the information contained in the Audited Financial Statements, the financial information contained in this news release shall be deemed to be modified or superseded by such Audited Financial Statements. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation for purposes of applicable securities laws.

Disclaimer for Forward-Looking Statements

This press release contains “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian and United States securities laws (collectively, “forward-looking information”). Forward-looking information are often, but not always, identified by the use of words such as “seek”, “anticipate”, “believe”, “plan”, “estimate”, “expect”, “likely” and “intend” and statements that an event or result “may”, “will”, “should”, “could” or “might” occur or be achieved and other similar expressions. Forward-looking information in this press release includes, without limitation, statements relating to the financial results of the Company for the fourth quarter of 2021 and the fiscal year ended December 31, 2021, the resumption of growth in Israel, Germany and Canada since the end of the fourth quarter of 2021, expected revenues drivers in the first quarter of 2022, the ability of the Company to continue to capture meaningful market share in the premium segment of the Canadian cannabis market, expectations about financial performance of the Company’s Canadian operations in the first quarter of 2022, the ability of the Company to achieve growth in the German medical cannabis market and the Company’s emerging position as a leading purveyor of premium cannabis on a global scale.

Forward-looking information is based on assumptions that may prove to be incorrect, including but not limited to the ability of the Company to execute its business plan and the continued growth of the medical and/or recreational cannabis markets in the countries in which the Company operates or intends to operate, the Company maintaining “de facto” control over Focus Medical in accordance with IFRS 10, Focus Medical maintaining its existing Israeli medical cannabis propagation and cultivation licenses and the expected decriminalization and/or legalization of adult-use recreational cannabis in Israel. The Company considers these assumptions to be reasonable in the circumstances. However, forward-looking information is subject to business and economic risks and uncertainties and other factors that could cause actual results of operations to differ materially from those expressed or implied in the forward-looking information. Such risks include, without limitation: any failure of the Company to maintain “de facto” control over Focus Medical, Focus Medical maintaining its existing Israeli medical cannabis propagation and cultivation licenses; any determination that the Company is directly engaging in the Israeli medical cannabis market; the ability of the Company to comply with applicable government regulations in a highly regulated industry; unexpected changes in governmental policies and regulations affecting the production, distribution, manufacture, import, export or use of medical and/or recreational cannabis, as applicable, in Israel, Canada and Germany; any unexpected failure of any of Focus Medical, TJAC or MYM to maintain in good standing or renew all required licenses, permits or authorizations to conduct cannabis activities in their respective jurisdictions; the ability of the Company, its subsidiaries and Focus Medical to maintain primary and ancillary business licenses, permits and approvals; the Company and Focus Medical having to rely on third party cannabis producers to supply Adjupharm and Focus Medical with product to successfully fulfill previously announced sales agreements and purchase commitments; any unexpected failure of any of Focus Medical, Adjupharm, Trichome or MYM to maintain in good standing or renew all required licenses, permits or authorizations to conduct cannabis activities in their respective jurisdictions; reliance on the Company’s commercial facilities in Germany and Canada and Focus Medical’s commercial facilities in Israel to conduct medical cannabis activities and any unexpected failure of the Company, its subsidiaries or Focus Medical to maintain such commercial facilities in good standing with all applicable regulations, including all required licenses and permits; any adverse consequences as a result of certain legal proceedings initiated by Israeli municipal authorities against Focus Medical, Oren Shuster, and certain other shareholders and stakeholders of Focus Medical (the “Construction Proceedings”); unexpected disruptions to the operations and businesses of the Company and/or Focus Medical as a result of the COVID-19 global pandemic or other disease outbreaks including a resurgence in the number of cases of COVID-19, and the ongoing uncertainty that could result in restrictions to contain the virus being re-imposed or imposed on a more strict basis, including restrictions on movement and businesses; unexpected consequences that may arise if Focus Medical were to lose its designation as an essential service in the State of Israel during any current or resurgent COVID-19 outbreak; the extent to which COVID-19 impacts the global economy; the success of new COVID-19 workplace policies and the ability of people to return to workplaces inconsistent public opinion and perception regarding the use of cannabis; perceived effects of medical cannabis products; and the Company’s ability to maintain or improve the brand position of the IM Cannabis brand in the Israeli medical cannabis markets.

Please see the other risks, uncertainties and factors set out under the heading “Risk Factors” in the Company's management's discussion and analysis dated November 15, 2021 and annual information form dated April 26, 2021 filed with Canadian securities regulators and which are available on the Company's issuer profile on SEDAR at www.sedar.com. Any forward-looking statement included in this press release is made as of the date of this press release and is based on the beliefs, estimates, expectations and opinions of management on the date such forward-looking information is made. The Company does not undertake any obligation to update forward-looking statements except as required by applicable securities laws. Investors should not place undue reliance on forward-looking statements. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

Non-IFRS Measure

This press release includes reference to "Gross Margin", which is a non-International Financial Reporting Standards ("IFRS") financial measure. Non-IFRS measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS, and are therefore unlikely to be comparable to similar measures presented by other companies. The Company defines gross margin as the difference between revenues and cost of goods sold divided by revenues (expressed as a percentage), prior to the effect of a fair value adjustment for inventory and biological assets. IM Cannabis has used or included this non-IFRS measure solely to provide investors with added insight into IM Cannabis’s financial performance. Readers are cautioned that such non-IFRS measure may not be appropriate for any other purpose. Non-IFRS measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Three months ended	December 31, 2021	December 31, 2020

Revenues	$20,250	$4,900
Cost of goods sold	$16,550	$2,109
Gross profit before FV adjustments	$3,700	$2,791
Gross margin before FV adjustments	18%	57%

Company Contact:
Maya Lustig, Director Investor & Public Relations
IM Cannabis
+972-54-677-8100
maya.l@imcannabis.com

Investor Relations:
Brooks Hamilton, Director
MZ Group – MZ North America
+1 949-546-6326
IMCC@mzgroup.us